SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of March, 2007
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO, S.A.B. DE C.V.                                                                                 10.8116
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Dec 31,     Dec 31,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    303,065$     34,267       3,169
  Due from related parties .........................     100,914      48,399       4,477
  Taxes recoverable and other assets ...............      44,589      15,623       1,445
            Total current assets ...................     448,568      98,289       9,091
LONG-TERM RELATED PARTIES ..........................   9,011,346   1,563,866     144,647
INVESTMENT IN SUBSIDIARIES .........................   3,566,354  11,779,300   1,089,506
OTHER ASSETS, net ..................................      32,449      36,446       3,371
            Total  assets ..........................$ 13,058,717$ 13,477,901   1,246,615

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     154,203     150,670      13,936
  Interest payable .................................         241         485          45
  Trade accounts payable ...........................         905       3,801         352
  Accrued liabilities ..............................     216,197     208,010      19,240
            Total  current liabilities .............     371,546     362,966      33,572
LONG-TERM DEBT .....................................   5,866,230   5,493,731     508,133
LONG-TERM RELATED PARTIES ..........................   1,976,485   2,672,614     247,199
            Total long term liabilities ............   7,842,715   8,166,345     755,332
            Total  liabilities .....................   8,214,261   8,529,311     788,904
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   4,844,456   4,948,590     457,711
            Total liabilities and stockholders' equi$ 13,058,717$ 13,477,901   1,246,615

               Exchange rate: $ 10.8116


CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    186,431$    151,412US    14,005
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      10,697           0           0
       Loss (Gain) in subsidiaries .............................     919,771    -116,070     -10,736
       Deferred income taxes ...................................     329,908      16,479       1,524
       Other....................................................           0           0           0
       Total items which do not require cash....................   1,260,376     -99,591      -9,211
  Net resources generated from income ..........................   1,446,807      51,821       4,793
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................       4,467           0           0
    Decrease (Increase) in current assets ......................      37,536      28,966       2,679
    Decrease (increase) in account receivables, net ............     -54,452      52,515       4,857
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................       4,680      -5,047        -467
  Resources generated by operating activities ..................   1,439,038     128,255      11,863
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,239,358   7,740,151     715,912
       Increase (Decrease) in capital ..........................     302,501           0           0
       Gain on shares acquisition ..............................   3,094,160      19,435       1,798
  Net resources generated from financing activities ............    -842,697   7,759,586     717,709
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     412,197           0           0
       Investment in subsidiaries ..............................    -712,983  -8,156,639    -754,434
  Net resources applied to investing activities ................    -300,786  -8,156,639    -754,434
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     295,555    -268,798     -24,862
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............       7,510     303,065      28,031
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    303,065$     34,267US     3,169


* The exchange rate of 10.9935 was used for translation purposes.


CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2005        2006        Var         2005        2006        Var

Gain (Loss) in subsidiaries .............$   104,166$    224,492        116%       9,412      20,763        121%

Selling and Administrative expenses .....      2,262       1,935        -14%         204         179        -12%
     Operating income ...................    101,904     222,557        118%       9,208      20,584        124%
FINANCIAL EXPENSE:
Interest expense ........................    155,961     189,930         22%      14,095      17,567         25%
Interest income .........................   -306,498    -214,004        -30%     -27,700     -19,794        -29%
Exchange (gain) loss, net ...............     -6,029      -1,313        -78%        -545        -121        -78%
Gain on monetary position ...............     -1,192      19,817     N/A            -108       1,833     N/A
  Total financial expense ...............   -157,758      -5,570        -96%     -14,258        -515        -96%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -102,063     -26,209        -74%      -9,224      -2,424        -74%
  Total other income (expense) ..........   -102,063     -26,209        -74%      -9,224      -2,424        -74%
  Income (loss) before income and asset t    157,599     201,918         28%      14,242      18,675         31%
Provision for deferred income taxes .....     51,658      -9,695     N/A           4,669        -897     N/A
Net income ..............................$   105,941$    211,613        100%       9,573      19,572        104%


CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

Gain (Loss) in subsidiaries .............$  -919,772$    116,070     N/A         -76,036      11,695     N/A

Selling and Administrative expenses .....      8,576       7,908         -8%         751         707         -6%
     Operating income ...................   -928,348     108,162       -112%     -76,787      10,988       -114%
FINANCIAL EXPENSE:
Interest expense ........................    614,057     752,714         23%      53,678      67,152         25%
Interest income .........................  -2,205,584   -841,146        -62%    -189,062     -75,048        -60%
Exchange (gain) loss, net ...............    -29,756        -888        -97%      -2,604         -86        -97%
Gain on monetary position ...............     -5,121      51,042     N/A            -340       4,635     N/A
  Total financial expense ...............  -1,626,40     -38,278        -98%    -138,328      -3,347        -98%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -181,717      21,451     N/A         -15,904       1,831     N/A
  Total other income (expense) ..........   -181,717      21,451     N/A         -15,904       1,831     N/A
  Income (loss) before income and asset t    516,339     167,891        -67%      45,637      16,166        -65%
Provision for deferred income taxes .....    329,908      16,479        -95%      28,757       1,430        -95%
Net income ..............................$   186,431$    151,412        -19%      16,880      14,736        -13%



CORPORACION DURANGO, S.A.B. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE UNCONSOLIDATED FINANCIAL STATEMENTS.

1.1 BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO (MEXICAN GAAP) ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (MIPA).

AS OF JUNE 1, 2004, THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OF FINANCIAL REPORTING STANDARDS, OR CINIF, ASSUMED THE RESPONSIBILITY OF ESTABLISHING MEXICAN ACCOUNTING AND REPORTING STANDARDS. AS PART OF ITS RESPONSIBILITY,
AND AFTER DUE EXPOSURE IN 2004 AND 2005, THE CINIF ISSUED SEVERAL FINANCIAL REPORTING STANDARDS (NORMAS DE INFORMACION FINANCIERA, OR NIFS) THAT BECAME EFFECTIVE ON JANUARY 1, 2006.

THE PRINCIPAL OBJECTIVE OF THE CINIF IN ISSUING THE NIFS IS TO ACHIEVE GREATER CONCURRENCE BETWEEN MEXICAN GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS).

THE STRUCTURE OF THE NIFS IS AS FOLLOWS:

- NEW BULLETINS AND INTERPRETATIONS TO THE BULLETINS ISSUED BY CINIF.
- EXISTING BULLETINS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT HAVE NOT BEEN AMENDED, REPLACED OR REPEALED BY THE NEW NIFS.
- IFRSS THAT ARE SUPPLEMENTARY GUIDANCE TO BE USED WHEN MEXICAN GAAP DOES NOT PROVIDE PRIMARY GUIDANCE.

THE CIRCULARS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD WILL CONTINUE TO HAVE THE STATUS OF RECOMMENDATIONS AND WILL BE PART OF THE NIFS UNTIL SUCH TIME AS THEY ARE REPLACED OR REPEALED BY NIFS.

THE NIFS ISSUED TO DATE ARE NOT EXPECTED TO HAVE A SIGNIFICANT EFFECT ON FINANCIAL INFORMATION REPORTING. THEY ARE THE FOLLOWING:

NIF A-1 "FINANCIAL INFORMATION STANDARDS STRUCTURE".
NIF A-2 "BASIC PRINCIPLES".
NIF A-3 "USERS REQUIREMENTS AND FINANCIAL STATEMENTS OBJECTIVES".
NIF A-4 "FINANCIAL STATEMENTS QUALITATIVE CHARACTERISTICS".
NIF A-5 "FINANCIAL STATEMENTS BASIC ELEMENTS".
NIF A-6 "RECOGNITION AND VALUATION".
NIF A-7 "PRESENTATION AND DISCLOSURE".
NIF A-8 "SUPPLEMENTARY STANDARDS TO MEXICAN GAAP".
NIF B-1 "ACCOUNTING CHANGES AND ERROR CORRECTIONS".

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH THE NIFS AND REFLECT THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE MOST RECENT REPORTING DATE. FOR COMPARISON PURPOSES, UNCONSOLIDATED FINANCIAL STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS INDEX (NCPI) ISSUED BY BANCO DE MEXICO.

1.3 INVESTMENTS IN SUBSIDIARIES:
INVESTMENTS IN AFFILIATED AND ASSOCIATED COMPANIES STOCKS ARE VALUED BY THE PARTICIPATION METHOD. THE ACQUISITION COST OF THE STOCKS IS MODIFIED BY THE PROPORTIONAL PART OF THE CHANGES IN THE CAPITAL STOCK OF AFFILIATED AND ASSOCIATED COMPANIES AFTER THE ACQUISITION DATE. PARTICIPATION OF THE COMPANY IN THE AFFILIATED AND ASSOCIATED COMPANIES' INCOME IS PRESENTED SEPARATELY
IN THE STATEMENTS OF OPERATIONS.

1.4 FINANCIAL INSTRUMENTS:
FINANCIAL INSTRUMENTS HELD FOR TRADING OR AVAILABLE FOR SALE ARE VALUED AT FAIR VALUE (WHICH IS SIMILAR TO MARKET VALUE) WITH GAINS OR LOSSES RECOGNIZED IN THE STATEMENT OF OPERATIONS. FAIR VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY CAN BE PAID IN AN ARM'S-LENGTH TRANSACTION BETWEEN INTERESTED AND WILLING PARTIES.

1.5 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE TRANSACTION DATE. MONETARY ASSETS AND LIABILITIES DENOMINATED
IN FOREIGN CURRENCY ARE TRANSLATED INTO MEXICAN PESOS AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DIFFERENCES DUE TO EXCHANGE RATE FLUCTUATIONS FROM TRANSACTIONS AND PAYMENT DATES OR VALUATIONS AS OF THE MOST RECENT BALANCE SHEET DATE ARE RECOGNIZED IN INCOME. EXCHANGE RATE AS OF DECEMBER 31st, 2006 WAS $10.8116.

STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE EQUITY METHOD, TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:


    GROUP (OR COMPANY)           OWNERSHIP PERCENTAGE           ACTIVITY
ADMINISTRACION CORPORATIVA DE          100%            ADMINISTRATIVE SERVICES
DURANGO, S.A. DE C.V.
CARTONPACK, S.A. DE C.V.	        95%	      MANUFACTURING OF CORRUGATED
							      BOXES
COMPANIA FORESTAL DE DURANGO,          100%            ADMINISTRATIVE SERVICES
S.A. DE C.V.
COMPANIA PAPELERA DE ATENQUIQUE,        93%            MANUFACTURING OF PAPER FOR
S.A. DE C.V.                                           CORRUGATED BOXES
DURANGO INTERNACIONAL, S.A. DE C.V.    100%            ADVISORY, ADMINISTRATIVE
                                                       AND ORGANIZATION SERVICES
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES AND
                                                       CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           BOXES AND MULTI-WALL SACKS
GRUPO PIPSAMEX, S.A. DE C.V.           100%            MANUFACTURING OF NEWSPRINT
                                                       AND BOND PAPER
INDUSTRIAS CENTAURO, S.A. DE C.V.       84%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES
PAPEL Y EMPAQUES TIZAYUCA,             100%            MANUFACTURING OF PAPER FOR
S.A. DE C.V.				  		      CORRUGATED BOXES
PONDEROSA INDUSTRIAL DE MEXICO,        100%            MANUFACTURING OF PLYWOOD
S.A. DE C.V.
PORTEADORES DE DURANGO, S.A. DE        100%            HAULING FREIGHT
C.V.


STOCKHOLDERS EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF DECEMBER 31st,2006.

FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111

DEFERRED TAXES:

AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.


INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OXLEY ACT WITH ADVISE FROM EXPERT ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  March 21, 2007    		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer